

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2018

Hong Zhida
Chief Executive Officer
Addentax Group Corp.
Floor 13th, Building 1
Block B, Zhihui Square
Nanshan District, Shenzhen City
China 518000

> **Re: Addentax Group Corp.**
> **Amendment No. 1 to Current Report on Form 8-K**
> **Filed March 13, 2018**
> **File No. 333-206097**

Dear Mr. Hong:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Current Business, page 7

1. We note your response to our prior comment 3. Please revise to distinguish clearly between your current operations, and your future plans, as well as any past or discontined operations. In this connection we note that on page 7, under "Current Business," you describe yourself as "a development stage international supply chain management consulting company focusing exclusively on the textile and garments industry." However, in your MD&A you describe your business as organized in two segments, garment manufacturing and logistic services consisting of delivery and courier services. Please revise your filing throughout to clarify the relationship of these different business models to each other and to your current and future plans.

Risk Factors

Our business model requires the use and training of outside personnel, page 11

2.   We note your response to our prior comment 4. Please revise to further clarify the role that such outside personnel will play in your business plan.

If we are not able to increase and maintain our brand influence . . . page 14

3.   We note your response to our prior comment 6. Please revise to clarify, both here and in your business discussion, how your business model is experimental and how it both resembles and differs from those of your major competition.

There is no active trading market for our common stock, page 15

4.   We note your response to our prior comment 7. Please delete all remaining references to the filing as a "registration statement" or "prospectus."

Exhibit 99.1 Financial Statements

5.   Please include financial statements for Yingxi Industrial Chain Group Co. Ltd for the interim period ended June 30, 2017. Also discuss the results of operations, liquidity and capital resources for the interim period in Management's Discussion and Analysis beginning at page 19.

Note 3 Business acquisitions, page F-12

6.   We note that you acquired Yingxi Industrial Chain Investment Co., Ltd ("Yingxi HK") on December 10, 2016. It appears that this may be a significant acquisition based on the purchase price. Tell us how you applied the guidance in Rule 8-04 of Regulation S-X in evaluating whether you are required to include audited consolidated financial statements of Yingxi HK and its subsidiaries. Also tell us how you considered the guidance in Article 11 of Regulation S-X in determining if pro forma financial information reflecting the acquisition is required.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions relating to the financial statements. Please contact Gregory Dundas, Attorney Advisor, at (202) 551-3436, Celeste M.

Hong Zhida
Addentax Group Corp.
April 3, 2018
Page 3

Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications